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August 27, 2008

BY EDGAR

Jennifer O’Brien
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:                            Yamana Gold Inc.

Form 40-F for the Fiscal Year Ended December 31, 2007

Filed April 1, 2008

File No. 001-31880

Dear Ms. O’Brien:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter dated June 30, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”).

On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK

MUNICH  |  NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. COUNTRY OF PRIMARY QUALIFICATIONS: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTISE ONTARIO LAW.

General

1.              We note your references to your website “Yamanagold.com.”  It does not appear that the website is active.  In future filings, please correct the references to your website or tell us why you believe that you can retain the references.

Response:  The Company appreciates the Staff’s comment and, in future filings, will correct the reference to its website.

Code of Ethics, page 7

2.             Please specify that shareholders can request for copies of your Code of Ethics at no charge.

Response:  The Company will specify in its annual report on Form 40-F for the fiscal year ended December 31, 2008 that its Code of Ethics is available to shareholders upon request at no charge.  The Company also notes that its Code of Ethics is currently available to shareholders and other interested parties free of charge on the Company’s website.

Exhibit 99.1

General

3.             We note your disclosure in Exhibit 99.1 at page 87 regarding Mr. Dino Titaro and his relationship to Compressario Corp.  In future filings, please discuss in further detail the reasons why Compressario ceased trading.

Response:  In future filings, the Company will discuss in further detail the reasons why Compressario ceased trading.

4.              In future filings, please ensure that your risk factor disclosure is tailored to your circumstances, discussing in more specific terms the risks to which you are subject.  For instance, we note your discussion regarding risks relating to currency fluctuation in Exhibit 99.1 at page 16 and your discussion in Exhibit 99.2 at page 50 regarding having incurred an exchange loss of $40.4 million.  Your currency fluctuation discussion in Exhibit 99.1 could be revised to discuss the exchange loss.

Response:  In future filings, the Company will ensure that its risk factor disclosure is tailored to its circumstances.  The Company notes the Staff’s example of risks relating to currency fluctuation.

Exhibit 99.2

Management’s Discussion and Analysis of Operations and Financial Condition, page 2

Note 4. Business Acquisitions, page 7

5.             We note from your disclosure you recorded depletion and amortization of $11.3 million for the quarter “on the excess purchase price” related to your acquisition of Meridian Gold Inc.  Please tell us and expand your disclosure to define “excess purchase price” and cite the authoritative accounting literature under both Canadian and US GAAP you relied upon to record $11.3 million for depletion and amortization.  Please also address this comment with respect to the $5.2 million in additional amortization you recorded for the excess purchase price on the indirect 12.5% interest you acquired from Northern Orion related to the Alumbrera Mine.

Response: The cost of the purchase was assigned to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition of Meridian Gold Inc. (“MGI”) and Northern Orion Resources Inc. (“NORI”), in accordance with CICA 1581.40:

“The cost of the purchase should be allocated as follows: (a) all assets acquired and liabilities assumed in a business combination, whether or not recognized in the financial statements of the acquired enterprise, except goodwill and future income taxes recognized by an acquired enterprise before its acquisition, should be assigned a portion of the total cost of the purchase based on their fair values at the date of acquisition”

Allocation of cost of purchase under Canadian GAAP is consistent with paragraph 35 of FAS 141.

“Excess purchase price” reflects the difference between the estimated fair values of the acquired assets and the net book values of those assets.  The Company has retained Duff & Phelps LLC to perform an independent valuation of the net assets acquired, which is currently underway.  The finalized valuation is expected by the end of the third quarter of 2008.

Fair values disclosed were based on Duff & Phelps LLC’s preliminary valuation report and are subject to change when the valuation is finalized.  The valuation includes an allocation of fair value to mineral reserves and value beyond proven and probable reserves (“VBPP”) including mineral resource properties and exploration properties, to the extent that a market participant would include VBPP in determining the fair value of the asset.  This methodology is consistent with the guidance provided in EITF 04-3 of US GAAP and EIC 152 of Canadian GAAP, both under the same title “Mining Assets – Impairment and Business Combinations.”

The depletion and amortization amounts of $11.3 million and $5.1 million, as reported in the Form 40-F are depletion and amortization recorded on the excess purchase price for depletable mineral properties and fixed assets acquired from MGI and NORI in addition to the depletion and amortization on the book values.

The Company respectfully submits that the additional disclosure requested by the Staff is not material to the Form 40-F and, therefore, an amendment to the Form 40-F is not required.  However, in future filings, the Company will expand its disclosure to discuss “excess purchase price” the process to determine fair values of assets and the authoritative accounting literature relied upon in the process, as indicated in this response.

Exhibit 99.3

Note 12. Equity Investment in Minera Alumbrera Ltd., page 36

6.             We note you acquired an indirect 12.5% interest in the Alumbrera Mine during 2007 through your acquisition of Northern Orion and your disclosure under this heading that you account for this investment under the equity method of accounting.  Please tell us and expand your disclosure as necessary to explain why you believe the equity method of accounting is appropriate for your investment in this entity under both Canadian and US GAAP.  Refer to CICA 3050.05 and paragraph 17 of APB 18.

Response:  Consistent with the guidance provided by CICA 3051.05, the Company believes it has the ability to exercise significant influence over its interest in the Bajo de la Alumbrera Mine through Minera Alumbrera Ltd. (“MAL”), and therefore should account for the investment by using the equity method.  The Company also believes that the 20% threshold, as established in paragraph 17 of APB 18, for the presumption of ability to exercise significant influence, should not apply to this investment because of the Company’s ability to exercise significant influence, which is demonstrated by the following:

•                  Pursuant to an agreement among the shareholders of MAL (the “MAL Shareholders’ Agreement”), the MAL board of directors is comprised of four members, one of whom is appointed by the Company.  Currently, Antenor Silva, President of the Company, serves as the Company’s appointee to the board of directors of MAL.

•                  The MAL Shareholders’ Agreement also stipulates that certain fundamental actions relating to the business and affairs of MAL can only be taken with the unanimous consent of the directors of MAL.

•                  Ownership of the voting stock of MAL by the other two investors is 50% and 37.5% respectively.  The Company believes that the proportion of the current ownership of voting stock does not necessarily preclude the Company’s ability to exercise significant influence on MAL.

•                  On an ongoing basis, the Company receives monthly financial statements and operating reports from MAL, and has in place a process of monitoring this equity investment.

The Company respectfully submits that the additional disclosure requested by the Staff is not material to the Form 40-F and, therefore, an amendment to the Form 40-F is not required.  However, the Company will review its current disclosures and, in future filings, will expand its disclosure to explain the Company’s justification for using the equity method to account for its interest in the Alumbrera Mine, as indicated in this response.

Note 13. Long-Term Investments, page 36

(i)  Third party sponsored Asset-backed commercial paper (“ABCP”), page 37

7.             We note from your disclosure under this heading the Canadian ABCP market experienced liquidity problems in August 2007 and the ABCP in which you have invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.  We further note you have “estimated the fair value of [your] investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.”  Please expand your disclosure, where applicable, to identify the following in your future filings:

•                  Key terms of the ABCP investments;

•                  Nature of the collateral associated with the ABCP investments, if any;

•                  Severity and duration of the impairment recorded;

•                  Key assumptions used in your probability-weighted discounted cash flow approach at December 31, 2007.

Response:  The Company will expand its disclosure in future filings to include disclosure with respect to the:

•                  Key terms of the ABCP investments:

•                  Nature of the collateral associated with the ABCP investments, if any;

•                  Severity and duration of the impairment recorded; and

•                  Key assumptions used in your probability-weighted discounted cash flow approach at December 31, 2007.

The Company continues to monitor development in the market for the ABCP investment.

(ii)  Auction-Rate Securities (“ARS”), page 38

8.             We further note you acquired ARS in your acquisition of Meridian and that you recorded an impairment of $14.6 million on the ARS with an original par value of $30.1 million.  Please expand your disclosure, where applicable, to identify the following in your future filings:

•                  Key terms of your investments in ARS;

•                  Nature of collateral, if any;

•                  Severity and duration of the impairment recorded;

•                  Whether the underlying cash flows on the securities are being received;

•                  Key assumptions used in your valuation models;

•                  Number and dollar value of failed auctions;

•                  Whether any ARS sold during the period and whether losses were realized upon the sale;

•                  How and when principal on ARS will be available – i.e. successful auctions occur, buyer found outside auction process, maturity, redemption by issuer.

Response:  The Company will expand its disclosure in future filings to include disclosure with respect to:

•                  Key terms of the ARS investments;

•                  Nature of collateral, if any;

•                  Severity and duration of impairment recorded;

•                  Whether the underlying cash flows on the securities are being received;

•                  Key assumptions used in the valuation models;

•                  Number and dollar value of failed auctions;

•                  Whether any ARS sold during the period and whether losses were realized upon the sale; and

•                  How and when principal on ARS will be available – i.e. successful auctions occur, buyer found outside auction process, maturity, redemption by issuer.

The Company continues to monitor development in the market for the ARS investment.

Note 18. Long-Term Liabilities, page 41

9.             We note that you identify a long-term liability relating to a “Silicosis liability.”  In future filings, please discuss in some detail the nature of the liability.

Response:  The silicosis liability consists of amounts provided to settle claims by former employees of Jacobina Mineração e Commercio Ltda (“JMC”), relating to silicosis.  The liability had been recognized by JMC prior to its acquisition by Yamana in April 2006.  The fair value of the liability on acquisition date was $17.0 million, which was accrued for all known and anticipated future obligations related to these health related claims as well as outstanding legal claims against JMC relating to silicosis that have yet been heard by the appropriate Brazilian court.  As reported in the Notes to the Consolidated Financial Statements on page 63 of Exhibit 99.3 to the Form 40-F, the Company has increased its estimate of this contingency by $5.8 million to $22.9 as at December 31, 2007 to reflect the depreciation of the US dollar relative to the Brazilian Reais.

In future filings, the Company will expand its disclosure to discuss in detail the nature and status of the liability, and any change to the provision for the liability.  The Company believes the claims are still a valid liability and are ongoing.

Note 34. Summary of Principal Differences Between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”), page 64

(iii)  Stock-based compensation, page 68

10.      We note you present a separate line item on the face of your Consolidated Statements of Operations for Stock-based compensation.  Please expand your disclosure under this heading, as contemplated by Item 17(c)(2) of Form 20-F, to explain that the expense related to share-based payment arrangements are reported in the same line item or lines as cash compensation paid to the same employees.  Refer to SAB Topic 14:F for further guidance.

Response:  The stock-based compensation shown as a separate line on the face of the Consolidated Statement of Operations was related to the non-cash stock-based compensation paid to corporate executives.  It was intended to provide clear disclosure of the non-cash nature of the expense, and as such it was reported below “mine operating earnings”, in the same section of the “general and administrative” expense line of the consolidated statements of operations for which salaries of these executives are included.

The Company respectfully submits that the additional disclosure requested by the Staff is not material to the Form 40-F and, therefore, an amendment to the Form 40-F is not required.  However, in future filings that require the disclosure set forth in Item 17 of Form 20-F, the Company will combine the “stock-based compensation” expense line with the “general and administrative” expense line, and disclose the stock-based compensation information in a note to the Company’s financial statements.

(viii)  Joint Venture, page 71

11.      We note your disclosure that the “United States regulations do not require, for the purposes of this reconciliation, adjustment to equity account for the joint ventures.”  Please confirm and disclose, if true, that you have met the requirements for the accommodation identified by Item 17(c)(vii) of Form 20-F, or otherwise advise.  In this regard, please state whether or not the referenced joint ventures are i) operating entities, and ii) the significant financial operating policies of each joint venture are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

Response:  The Company confirms that it has met the requirements for the accommodation identified by Item 17(c)(vii) of Form 20-F in reporting its joint ventures.  The Company’s 40% interest in a joint venture for the Rossi property in Nevada is the only joint venture held by the Company as at December 31, 2007.  The nature of the business and the existing arrangements are as follows:

•                  The Rossi joint venture is an operating entity.  It operates the Rossi property, which is a mineral producing property.

•                  The significant financial operating policies of the Rossi joint venture are, by contractual agreement, jointly controlled by all parties having an interest in the entity.  According to Article 7 “Management Committee” of the Model Form of Mining Venture Agreement (Form 5) published by the Rocky Mountain Mineral Law Foundation in September 1984, which is incorporated by reference to the Rossi joint venture agreement:

“7.1 Organization and Composition.  The Participants hereby establish a Management Committee to determine overall policies, objectives, procedures, methods, and actions under this Agreement and to provide general oversight and direction to the manager who shall be vested with full power and authority to carry out the day-to-day management of the venture.  The Management Committee shall consist of two members appointed by Meridian (which was acquired by Yamana in 2007) and two members appointed by Barrick.  Each participant may appoint one or more alternates to act in the absence of a regular member.  Any alternate so acting shall be deemed a member.  Appointment shall be made or changed by notice to the other Participant.”

The Company respectfully submits that the additional disclosure requested by the Staff is not material to the Form 40-F and, therefore, an amendment to the Form 40-F is not required. However, in future filings that require the disclosure set forth in Item 17 of Form 20-F, the Company will disclose that it has met the requirements for the accommodation identified by Item 17(c)(vii) of Form 20-F.  Specifically, the Company will disclose that the Rossi joint venture is an entity that operates the Rossi mineral properties located in Elko County, Nevada, and that by contractual agreement, the significant financial operating policies of the entity are jointly controlled by the parties having an equity interest in the entity.

Exhibit 99.4

12.      We note that you have filed the certifications required by General Instruction B.6 to Form 40-F as one exhibit.  In future filings, please refile the certifications for each officer as separate exhibits.

Response:  In future filings, the Company will file certifications as separate exhibits.

The Company acknowledges that:

1.     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information it provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to your comments on the Company’s filings.

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-360-5134 or to my colleague Nathalie Pierre-Louis at 416-360-2990.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:           Jill S. Davis

H. Roger Schwall

Carmen Moncada-Terry

Securities and Exchange Commission

Charles Main (by email)

Jacqueline A. Jones (by email)

Yamana Gold Inc.

Nathalie Pierre-Louis (by email)

Shearman & Sterling